UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

                              DAMES & MOORE, INC.
                              -------------------


                       Common Stock, $0.01 par value
                       (Title of Class of Securities)

                                   235713-10 4
                                  --------------
                                  (CUSIP Number)

                                  Eberhard Rohm, Esq.
                          Fulbright & Jaworski, L.L.P.
                                 666 Fifth Avenue
                                New York, NY 10103
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 18, 1996
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to  report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act, but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                                SCHEDULE 13D


CUSIP No. 235713 10 4                                       Page
of   Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a) DM Investors, Inc. (formerly Hochtief, Inc., a Delaware corporation) (IRS 13-3105072);
     (b) Hochtief Aktiengesellschaft vorm.Gebr.Helfmann ("Hochtief AG"), a German corporation and parent of DM Investors Inc., Inc.;
     (c) RWE Aktiengesellschaft ("RWE"), a German corporation and parent of Hochtief AG.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]
(b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO
     ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DM Investors, Inc. (formerly Hochtief, Inc.) - Delaware
     Hochtief AG - Germany; RWE - Germany

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   3,700,000

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   3,700,000

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   3,700,000

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   3,700,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a)   3,700,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    16.444%


14.  TYPE OF REPORTING PERSON
                DM Investors, Inc. (formerly Hochtief, Inc.) -  CO
                Hochtief AG - HC
                RWE - HC

PAGE

Item 1.  SECURITY AND ISSUER

     Common Stock, $0.01 par value, of Dames & Moore, Inc.

     The principal executive office of the Issuer is:

     Dames & Moore, Inc.
     911 Wilshire Boulevard, Suite 700
     Los Angeles, CA 90017

Item 2.  IDENTITY AND BACKGROUND

 I.  (a)  DM Investors, Inc., formerly Hochtief, Inc.

     (b)  c/o Corporation Service Company
            1013 Centre Road
            Wilmington, Delaware 19805

     (c)  Holding company for USA interests of Hochtief AG

     (d)  None

     (e)  None

     (f)  Germany

Information regarding executive officers and directors of DM
Investors, Inc.
follows:

     (a)  Hans-Peter Keitel, Chairman of the Board and President

     (b)  Rellinghauser Str. 53-57
          45128 Essen, Germany

     (c)  Chief Executive Officer and director, Hochtief AG

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Busso Peus, Director

     (b)  Rellinghauser Str. 53-57
          45128 Essen, Germany

     (c)  Chief Executive Officer and director, Hochtief AG

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Eberhard H. Rohm

     (b)  Fulbright & Jaworski, L.L.P.
          666 Fifth Avenue
          New York, N.Y. 10103

     (c) Partner, Fulbright & Jaworski, L.L.P., 666 Fifth Avenue, New York, N.Y. 10103

     (d)  none

     (e)  none

     (f)  United States

II.  (a)  Hochtief Aktiengesellschaft vorm. Gebr. Helfmann
          (Hochtief AG)

     (b)  Rellinghauser Str. 53-57
          45128 Essen, Germany

     (c) Publicly traded German company engaged in civil engineering and construction. Owns all of the outstanding stock of DM Investors, Inc., formerly
          Hochtief, Inc.

     (d)  none

     (e)  none

     (f)  Germany

Information concerning the executive officers and directors of Hochtief AG follows:

     (a)  Hans-Peter Keitel

     (b)  Rellinghauser Str. 53-57
          45128 Essen, Germany

     (c)  Chief Executive Officer and director, Hochtief AG

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Friedel Abel

     (b)  Rellinghauser Str. 53-57
          45128 Essen, Germany

     (c)  Executive Officer and director, Hochtief AG

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Dr. Hermann N. Cobet

     (b)  Rellinghauser Str. 53-57
          45128 Essen, Germany

     (c)  Executive Officer and director, Hochtief AG

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Ulrich Gross

     (b)  Rellinghauser Str. 53-57
          45128 Essen, Germany

     (c)  Executive Officer and director, Hochtief AG

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Wolfhard Leichnitz

     (b)  Rellinghauser Str. 53-57
          45128 Essen, Germany

     (c)  Executive Officer and director, Hochtief AG

     (d)  none

     (e)  none

     (f)  Germany



     (a)  Busso Peus

     (b)  Rellinghauser Str. 53-57
          45128 Essen, Germany

     (c)  Executive Officer and director, Hochtief AG

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Karl Rohnberg

     (b)  Rellinghauser Str. 53-57
          45128 Essen, Germany

     (c)  Executive Officer and director, Hochtief AG

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Hans Georg Vater

     (b)  Rellinghauser Str. 53-57
          45128 Essen, Germany

     (c)  Executive Officer and director, Hochtief AG

     (d)  none

     (e)  none

     (f)  Germany


III. Information concerning the executive officers and directors of RWE Aktiengesellschaft

     (a)  Dr. jur. Dietmar Kuhnt

     (b)  Kruppstrasse 5, 45128 Essen, Germany

     (c)  Chief Executive Officer and Director, RWE

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Dr. E. H. Dieter Henning

     (b)  Kruppstrasse 5, 45128 Essen, Germany

     (c)  Executive Officer and director, RWE

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Prof. Dr. jur. Ulrich Budenbender

     (b)  Kruppstrasse 5, 45128 Essen, Germany

     (c)  Executive Officer and director, RWE

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Roland Farnung

     (b)  Kruppstrasse 5, 45128 Essen, Germany

     (c)  Executive Officer and director, RWE

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Dr.-Ing. Dr.-Ing E.h.

     (b)  Kruppstrasse 5, 45128 Essen, Germany

     (c)  Executive Officer and director, RWE

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Prof. Dr.-Ing. Werner Hlubek

     (b)  Kruppstrasse 5, 45128 Essen, Germany

     (c)  Executive Officer and director, RWE

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Dr.-Ing. Hans-Peter Keitel

     (b)  Kruppstrasse 5, 45128 Essen, Germany

     (c)  Executive Officer and director, RWE

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Dr. rer. nat. Peter Koch

     (b)  Kruppstrasse 5, 45128 Essen, Germany

     (c)  Executive Officer and director, RWE

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Dr. sc. pol. h.c. Herbert Kramer

     (b)  Kruppstrasse 5, 45128 Essen, Germany

     (c)  Executive Officer and director, RWE

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Franz Josef Schmitt

     (b)  Kruppstrasse 5, 45128 Essen, Germany

     (c)  Executive Officer and director, RWE

     (d)  none

     (e)  none

     (f)  Germany


     (a)  Wolfgang Ziemann

     (b)  Kruppstrasse 5, 45128 Essen, Germany

     (c)  Executive Officer and director, RWE

     (d)  none

     (e)  none

     (f)  Germany

Item 3.   SOURCE AND AMOUNT OF FUNDS.

Not applicable.

Item 4.   PURPOSE OF TRANSACTION

     On November 18, 1996, Dames & Moore, Inc. and Hochtief AG entered into an agreement for the sale by Hochtief AG to Dames & Moore, Inc. of all the issued and outstanding stock of DM Investors, Inc. (formerly Hochtief Inc.). DM Investors, Inc. owns 3,700,000 shares of Dames & Moore, Inc. The Agreement is subject to certain approvals and the satisfaction of certain contingencies.

Item 5.   INTEREST IN SECURITIES OF THE COMPANY.

     (a) DM Investors, Inc., formerly Hochtief, Inc., Hochtief, AG and RWE (collectively the "Hochtief Entities") are each deemed the beneficial owner of 3,700,000 shares, or 16.97% of the outstanding shares of common stock of Issuer by reason of the fact that Hochtief AG owns all of the outstanding capital stock of DM Investors, Inc., formerly Hochtief, Inc., and RWE owns approximately 56% of the outstanding voting stock of Hochtief AG.

     (b) The Hochtief Entities, individually and together, have sole power to vote or to direct the vote of the shares and, shared power with one another to do the same; sole power to dispose or to direct the disposition of the shares and shared power with one another to do the same.

     (c)  None.

     (d)  None.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   Stock Purchase Agreement dated November 18, 1996 between Dames
& Moore, Inc., Hochtief Aktiengellschaft vorm.Gebr.Helfmann and DM
Investors, Inc.

Item 7.   EXHIBITS.

   Stock Purchase Agreement dated November 18, 1996 between Dames
& Moore, Inc., Hochtief Aktiengellschaft vorm.Gebr.Helfmann and DM
Investors, Inc.

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 30, 1996 DM Investors, Inc. (formerly Hochtief Inc.)


                    By:   /s/ Busso Peus
                              Busso Peus, Member of the Board


                    Hochtief Aktiengesellschaft vorm.Gebr.Helfmann


                    By:   /s/ Busso Peus
                              Busso Peus, Member of the Board


                    RWE Aktiengesellschaft, a German corporation


                    By:   /s/ Georg Lambertz   /s/ Harald Wilde
                              Georg Lambertz, Authorized Officer
                              Harald Wilde, Authorized Officer